invensys

BTRsec/RLS Admin/Letters/2002/0535

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA

82-2142

6 November 2002

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed notifications released to the London Stock Exchange concerning

1) Major Interests in Shares and
2) Director's Declaration.

Yours faithfully,

Rachel Spencer
Deputy Secretary
Invensys plc
Tel: 0207 821 3749
Fax: 0207 821 3884
Email: rachel.spencer@invensys.com

Copy to: Mr. B. Mangino
Mr. M. Downing

dlw 11/26

SEC No 82 - 2142

"emailalert@hemscott.co.uk" <emailalert
04/11/2002 17:02

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Holding(s) in Company

This Email News Alert service is brought to you by Invensys and http://www.hemscott.net

RNS Number:3288D
Invensys PLC
04 November 2002

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Invensys plc

2) Name of shareholder having a major interest

Franklin Resources, Inc.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notice is given by Franklin Resources, Inc. and its affiliates, which includes Franklin Mutual Advisers, LLC and Templeton Worldwide, Inc. and its affiliates. These holdings form part of funds managed on behalf of clients.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bankers Trust Company	- 828,601
Bank of New York Europe Ltd	- 85,279
Bank of New York	- 3,075,031
Chase Nominees Ltd	- 57,327,611
Citibank Nominees Limited	- 565,820
Clydesdale Bank plc	- 11,212,830
Deutsche Bank AG	- 993,547
HSBC	- 651,975
Merrill Lynch	- 5,195,042
Northern Trust Company	- 3,496,252
Royal Trust Corp of Canada	- 15,513,093
State Street Nominees Limited	- 6,105,280

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary shares of 25p each

10) Date of transaction

10 October 2002

11) Date company informed

10 October 2002

12) Total holding following this notification

105,050,361

13) Total percentage holding of issued class following this notification

3.0016%

14) Any additional information

15) Name of contact and telephone number for queries

Victoria Scarth, Senior Vice President, Corporate Marketing and Communications 020 7821 3712

16) Name of company official responsible for making this notification

Emma Sullivan, Assistant Secretary

Date of notification: 4 November 2002

SEC No 82 - 2142

"emailalert@hemscott.co.uk" <emailalert
04/11/2002 17:14

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Director Declaration

This Email News Alert service is brought to you by Invensys and http://www.hemscott.net

RNS Number:3307D
Invensys PLC
04 November 2002

INVENSYS PLC

DIRECTOR DECLARATION

With reference to the appointment as a director of Invensys plc of Mr Adrian Hennah on 23 October 2002, which was announced on 5 September 2002, Invensys plc confirms the following information required under Paragraph 16.4 of the Listing Rules:

1. there are no other directorships to be disclosed in respect of Mr Hennah under paragraph 16.4(a) of the Listing Rules; and

2. there are no details to be disclosed in respect of Mr Hennah under Paragraph 16.4(b) of the Listing Rules.

Name of contact and telephone number for queries: Victoria Scarth, Senior Vice President, Corporate Marketing & Communications 020 7821 3712.

Name of Company official responsible for making notification: Emma Sullivan, Assistant Secretary.

Date of notification: 4 November 2002